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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                         DENSE-PAC MICROSYSTEMS, INC.
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                               (Name of issuer)

                          Common Stock, no par value
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                        (Title of Class of Securities)

                                  248719 106
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                                (CUSIP Number)

                             Jon R. Tandler, Esq.
                       Coblentz, Cahen, McCabe & Breyer
                           222 Kearny St., 7th Fl.
                           San Francisco, CA 94108
                                (415) 391-4800
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     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               October 19, 1995
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 5
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                                 Schedule 13D
CUSIP No. 248719 106                                         Page 2 of 5 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BENEVENTURE FOUNDERS RISICOKAPITAALFONDS II n.v.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                          (a) [   ]
                          (b) [ X ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         BELGIUM

NUMBER OF        7 SOLE VOTING POWER               1,599,579
SHARES
BENEFICIALLY     8 SHARED VOTING POWER
OWNED BY
EACH             9 SOLE DISPOSITIVE POWER          1,599,579
REPORTING
PERSON          10 SHARED DISPOSITIVE POWER
WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,599,579

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [     ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.86%

14       TYPE OF REPORTING PERSON*
         CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULES, AND THE SIGNATURE ATTESTATION.

                             INTRODUCTORY STATEMENT


 This Amendment No. 11 to Statement on Schedule 13D of BeneVenture Founders Risicokapitaalfonds II n.v. ("BFR-II") is filed with respect to the following sales by BFR-II (collectively, the "Sales") of Common Stock (the "Stock") of Dense-Pac Microsystems, Inc., a California corporation (the "Company"): (i) a sale on October 19, 1995 of 10,000 shares of Stock at $5.50 per share, (ii) a sale on October 20, 1995 of 10,000 shares of Stock at $5.625 per share, and (iii) a second sale on October 20, 1995 of 5,000 shares of Stock at $5.75 per share.

ITEM 1.  SECURITY AND ISSUER.

 This Statement is filed as to the beneficial ownership of shares of the Company's Common Stock by BFR-II. The Company's principal business address is 7321 Lincoln Way, Garden Grove, California 92641.

ITEM 2.  IDENTITY AND BACKGROUND.

 BFR-II is a Belgian corporation whose address is Regentlaan 54, B-1000 Brussels, Belgium. BFR-II is a widely held venture capital firm.

 During the last five years, neither BFR-II nor any of its executive officers, directors or controlling persons, or any such persons ultimately controlling it, have been convicted in a criminal proceeding or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTIONS.

   Not Applicable.

 BFR-II does not presently intend to engage in any of the actions contemplated by Item No. 4 to Schedule 13D. It is possible that BFR-II may in the future acquire additional shares or attempt to dispose of shares of Company Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.


                                  Page 3 of 5
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

 After the consummation of the dispositions of securities reported hereunder, BFR-II beneficially owns and has sole voting and investment power over 1,599,579 shares or 10.86% of the Company's Common Stock.

 The percentage ownership in the Company has been calculated using the number of shares of the Common Stock outstanding as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 1995.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

 Not Applicable.





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 After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        BENEVENTURE FOUNDERS
                                        RISICOKAPITAALFONDS II n.v.


DATE:  NOVEMBER 3, 1995                 \s\ J.F. CAEYMAEX
                                        ---------------------------------
                                        J.F. CAEYMAEX, DIRECTOR


DATE:  NOVEMBER 3, 1995                 \s\ B. DE CORTE
                                        ---------------------------------
                                        INVESTCOTRUST N.V., DIRECTOR DULY
                                        REPRESENTED BY B. DE CORTE


                        (Signature Page to Amendment to
                       Schedule 13D of the above-entity)

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